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                              February 27, 2024

       Andrew Read
       Chief Executive Officer
       Tradewinds Universal
       501 Mercury Lane
       Brea, CA, 92821

                                                        Re: Tradewinds
Universal
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 14,
2024
                                                            File No. 333-276233

       Dear Andrew Read:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

       Amendment 1 to Registration Statement on Form S-1 Filed February 14,
2024

       Certain Relationships, page 22

   1. We note your response to prior comment 2; however, the first two bullets of this section continue to use
transaction thresholds that are inconsistent with the requirements of Item
                                                        404(d) of Regulation
S-K. Please revise.
       General

   2. We reissue previous comment 5 in its entirety. Please revise your management's discussion and analysis
section according to previous comment 5 and identify the
                                                        revisions made.
   3. We note your response to previous comment 6 and reissue comment 6. Please revise your disclosure to fully
address the comment, including, but not limited to, describing the
 Andrew Read
Tradewinds Universal
February 27, 2024
Page 2
         material terms of your agreement with the third party who conducts the manufacturing. Also clarify what you mean by the statement that you are "currently in
         production" for the manufacturing of your product.
       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.



FirstName LastNameAndrew Read                                Sincerely,
Comapany NameTradewinds Universal
                                                             Division of
Corporation Finance
February 27, 2024 Page 2                                     Office of
Manufacturing
FirstName LastName